United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 2, 2020

Commission File Number 001-37791

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

List identifying information required to be furnished
by Coca-Cola European Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

December 1-31, 2019

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
PDMR transactions in company shares	December 4, 2019
PDMR transactions in company shares	December 17, 2019
PDMR transactions in company shares	December 23, 2019
Total voting rights and share capital at December 31, 2019	January 2, 2020

December 4, 2019

COCA-COLA EUROPEAN PARTNERS PLC

(the “Company”)

Notification of transactions of persons discharging managerial responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1.	Details of PDMR / PCA
a)	Name	Nick Wall
2.	Reason for notification
a)	Position / status	Chief People and Culture Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 4,884 Ordinary Shares following the automatic vesting of Restricted Stock Units granted under the terms of the Coca-Cola European Partners plc Long-Term Incentive Plan 2016, resulting in the issue of 4,884 Ordinary Shares

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	4,884

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 4,884 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	2019-12-02
f)	Place of the transaction	New York Stock Exchange (XNYS)
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049

b)	Nature of the transaction	Sale of 2,297 shares on a non-discretionary basis to fund the tax liability due in respect of the vesting of the 4,884 Ordinary Shares on 2 December 2019
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $50.52335	2,297

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 2,297 Ordinary Shares Aggregated Price: USD $50.52335 per share
e)	Date of the transaction	2019-12-04
f)	Place of the transaction	New York Stock Exchange (XNYS)

December 17, 2019

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)
Notification of transactions of persons discharging managerial responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Manik Jhangiani
2.	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 0.090601 Ordinary Shares as part of a dividend reinvestment transaction under the terms of the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $49.87539	0.090601

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 0.090601 Ordinary Shares Aggregated Price: USD $49.87539 per share
e)	Date of the transaction	2019-12-13
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Clare Wardle
2.	Reason for notification
a)	Position / status	General Counsel and Company Secretary
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 0.090601 Ordinary Shares as part of a dividend reinvestment transaction under the terms of the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $49.87539	0.090601

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 0.090601 Ordinary Shares Aggregated Price: USD $49.87539 per share
e)	Date of the transaction	2019-12-13
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Peter Brickley
2.	Reason for notification
a)	Position / status	Chief Information Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 0.090601 Ordinary Shares as part of a dividend reinvestment transaction under the terms of the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $49.87539	0.090601

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 0.090601 Ordinary Shares Aggregated Price: USD $49.87539 per share
e)	Date of the transaction	2019-12-13
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Nicholas Wall
2.	Reason for notification
a)	Position / status	Chief People and Culture Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 0.090601 Ordinary Shares as part of a dividend reinvestment transaction under the terms of the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $49.87539	0.090601

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 0.090601 Ordinary Shares Aggregated Price: USD $49.87539 per share
e)	Date of the transaction	2019-12-13
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Stephen Moorhouse
2.	Reason for notification
a)	Position / status	General Manager, Northern Europe
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 0.090601 Ordinary Shares as part of a dividend reinvestment transaction under the terms of the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $49.87539	0.090601

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 0.090601 Ordinary Shares Aggregated Price: USD $49.87539 per share
e)	Date of the transaction	2019-12-13
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Leendert den Hollander
2.	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 0.090601 Ordinary Shares as part of a dividend reinvestment transaction under the terms of the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $49.87539	0.090601

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 0.090601 Ordinary Shares Aggregated Price: USD $49.87539 per share
e)	Date of the transaction	2019-12-13
f)	Place of the transaction	New York Stock Exchange (XNYS)

December 23, 2019

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)
Notification of transactions of persons discharging managerial responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Manik Jhangiani
2.	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 7.128446 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $49.94055	3.888243
		USD $0.00	3.240203

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 7.128446 Ordinary Shares Aggregated Price: USD $27.240298 per share
e)	Date of the transaction	2019-12-19
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Clare Wardle
2.	Reason for notification
a)	Position / status	General Counsel and Company Secretary
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 7.128446 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $49.94055	3.888243
		USD $0.00	3.240203

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 7.128446 Ordinary Shares Aggregated Price: USD $27.240298 per share
e)	Date of the transaction	2019-12-19
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Peter Brickley
2.	Reason for notification
a)	Position / status	Chief Information Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 7.128446 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $49.94055	3.888243
		USD $0.00	3.240203

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 7.128446 Ordinary Shares Aggregated Price: USD $27.240298 per share
e)	Date of the transaction	2019-12-19
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Nicholas Wall
2.	Reason for notification
a)	Position / status	Chief People and Culture Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 7.128446 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $49.94055	3.888243
		USD $0.00	3.240203

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 7.128446 Ordinary Shares Aggregated Price: USD $27.240298 per share
e)	Date of the transaction	2019-12-19
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Stephen Moorhouse
2.	Reason for notification
a)	Position / status	General Manager, Northern Europe
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 7.128446 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $49.94055	3.888243
		USD $0.00	3.240203

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 7.128446 Ordinary Shares Aggregated Price: USD $27.240298 per share
e)	Date of the transaction	2019-12-19
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Leendert den Hollander
2.	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 7.128446 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $49.94055	3.888243
		USD $0.00	3.240203

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 7.128446 Ordinary Shares Aggregated Price: USD $27.240298 per share
e)	Date of the transaction	2019-12-19
f)	Place of the transaction	New York Stock Exchange (XNYS)

January 2, 2020

Total Voting Rights and Capital

This notification is made in conformity with DTR 5.6 of the FCA’s Disclosure Guidance and Transparency Rules.

As at 31 December 2019, Coca-Cola European Partners plc had 456,399,877 ordinary shares of €0.01 each in issue, each with one vote attached. No shares were held in treasury.

The total number of voting rights is 456,399,877 and this figure may be used by shareholders and others with notification obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Coca-Cola European Partners plc under the FCA’s Disclosure Guidance and Transparency Rules.

Coca-Cola European Partners plc
Paul van Reesch
Deputy Company Secretary
+44 1895 231 313

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: January 2, 2020	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary